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
                                                                   ------------------------------
                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
                                                                   Expires:   February 28, 2009
                                                                   ------------------------------
                                                                   Estimated average burden
                                                                   hours per response . . . 11
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                              INITIAL SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              Lasercard Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    51807U101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 8 PAGES

----------------------                                    ---------------------
CUSIP No. 51807U101                 13G                   Page  2  of  8  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None,  except through its indirect,  wholly-owned  subsidiaries,  John
          Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          See line 9, above.
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES

----------------------                                    ---------------------
CUSIP No. 51807U101                 13G                   Page  3  of  8  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              921,050
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             921,050
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           921,050
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.79%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

----------------------                                    ---------------------
CUSIP No. 51807U101                 13G                   Page  4  of  8  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           MFC Global Investment Management (U.S.), LLC

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             223,425
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              921,050
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 223,425
       With            ---------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             921,050
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,144,475
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.68%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                Lasercard Corporation

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                1875 North Shoreline Boulevard
                Mountain View, California 94043-1319

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiaries, John Hancock Advisers, LLC ("JHA") and MFC Global Investment Management (U.S.), LLC ("MFC Global (U.S.)").

   Item 2(b)    Address of the Principal Offices:
                The principal business offices of MFC are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5. The principal business offices of JHA are located at 601 Congress Street, Boston, Massachusetts 02210. The principal business offices of MFC Global (U.S.) are located at 101 Huntington Street, Boston, Massachusetts 02199.

   Item 2(c)    Citizenship:
                MFC is organized and exists under the laws of Canada.
                JHA and MFC Global (U.S.) are organized and exist under the laws of the State of Delaware.

   Item 2(d)    Title of Class of Securities:
                Common Stock

   Item 2(e)    CUSIP Number:
                51807U101

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).

                JHA:     (e) (X) Investment  Adviser registered under ss.203 of
                                 the Investment Advisers Act of 1940.

                MFC Global
                (U.S.):  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount Beneficially  Owned: JHA has beneficial  ownership of
                    921,050 shares and MFC Global (U.S.) has beneficial ownership of 1,144,475 shares of Common Stock. Through its parent-subsidiary relationship to JHA and MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.

                                PAGE 5 OF 8 PAGES

               (b) Percent of Class: Of the 11,820,993 shares outstanding as of October 31, 2006, according to the issuer's quarterly report on form 10-Q for the period ended September 30, 2006, JHA held 7.79% and MFC Global (U.S.) held 9.68%. The aggregate percentage held as of December 31, 2006 (after eliminating double counting as a result of shared investment or voting discretion) by all reporting persons was 9.68%.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:
                        MFC  Global  (U.S.)  has sole power to vote or to direct
                        the  voting  of  223,425   shares  of  Common  Stock  it
                        beneficially owns.

                   (ii) shared power to vote or to direct the vote:
                        JHA has shared power to vote or to direct the voting of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to vote or to direct the voting of 1,144,475 shares of Common Stock it beneficially owns.

                   (iii)sole power to dispose or  to direct the disposition of:
                        MFC Global (U.S.) has sole power to dispose or to direct the disposition of 223,425 shares of Common Stock it beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        JHA  has  shared  power  to  dispose  or to  direct  the
                        disposition of the shares of Common Stock it beneficially owns. MFC Global (U.S.) has shared power to dispose or to direct the disposition of 1,144,475 shares of Common Stock it beneficially owns.

   Item 5       Ownership of Five Percent or Less of a Class:
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             PAGE 6 OF 8 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 6, 2007         Title:   Attorney in Fact*


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 6, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                MFC Global Investment Management (U.S.), LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 6, 2007         Title:   Vice President and Chief Compliance
                                         Officer


* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.


                                PAGE 7 OF 8 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

     Manulife Financial Corporation, John Hancock Advisers, LLC and MFC Global Investment Management (U.S.), LLC, agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Lasercard Corporation, is filed on behalf of each of them.


                                Manulife Financial Corporation


                                By:      /s/ Scott A. Lively
                                Name:    Scott A. Lively
Dated: February 6, 2007         Title:   Attorney in Fact*


                                John Hancock Advisers, LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 6, 2007         Title:   Vice President and Chief Compliance
                                         Officer


                                MFC Global Investment Management (U.S.), LLC


                                By:      /s/ Francis V. Knox Jr.
                                Name:    Francis V. Knox Jr.
Dated: February 6, 2007         Title:   Vice President and Chief Compliance
                                         Officer


* Signed pursuant to a Power of Attorney dated January 31, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on February 1, 2007.


                                PAGE 8 OF 8 PAGES